

simple passion, simple pleasure

Authored by:
Ryan and Samantha Lair

Contact:
Ryan Lair
26 Blue Heron Ct.
Camdenton, MO 65020
demobrew55@gmail.com

TABLE OF CONTENTS

1.0 EXECUTIVE SUMMARY

Opportunity

Demolition Brewing Company will represent a craft brewery dedicated to providing quality handcrafted beer to Lake of The Ozark area (LOTO). Demolition Brewing Company will take advantage of America's increasing demand for a better beer.

- Since 1978, the craft beer segment has never lost market share.

- In 2021, small and independent brewers collectively produced 24.8 million barrels of beer and realized 8% growth, increasing craft's overall beer market share by volume to 13.1%, up from 12.2% the previous year. The overall beer market grew 1% by volume in 2021.

Target Market

In the craft beer segment, there are three primary customers: 1) Consumers, 2) Retailers, and 3) Distributors. Due to Missouri's mandated three-tier distribution system (manufacturer— distributor— retailer), Demolition Brewing Company views distributors as a crucial customer. Nevertheless, the demand for our product will come from the consumers.

The brewery will increase local support and customer loyalty by establishing relationships with consumers utilizing on premise sales and take-home options. The company does not intend to rely solely on retailers and distributors to increase demand for the product.

Competitive Advantage

The Demolition Brewing Company focuses on quality, innovation, efficiency, and customer responsiveness to create a competitive advantage. Together, these four elements establish a competitive advantage for the company's focused differentiation strategy.

- Quality - The brewery, workforce, and all product materials will operate on quality-first.

- Efficiency - The company will create a lean production system due to initial capital constraints. Efficiency provides flexibility and the ability to adapt to change.

- Innovation - Demolition Brewing Company will apply marketing techniques, original packaging, unique recipes, and a community-oriented atmosphere to develop customer loyalty and brand recognition.

- Customer Responsiveness - The brewery will provide personal attention to customers, creating intimacy and customer loyalty. The brewery will also capitalize on limited craft choices in the LOTO market.

Management

Ryan Lair, founder, entered the Iowa National Guard as an Infantryman in March of 1993, later transferring to active duty. In 1997, Ryan changed his Military Occupational Specialties (MOS) to become an Explosive Ordnance Disposal Technician. Ryan continued to serve in this MOS until August of 2019 when he retired from the Army after over 26 years of decorated Army service. Throughout those years of service, there were multiple combat deployments to both Iraq and Afghanistan. After home brewing, Ryan decided to pursue a dream of owning a craft brewery and became a graduate of The Brewing and Distilling Center's Professional Brewing/Distilling Technology Certificate Program in 2021. To continue his education in the beer industry, Ryan attended the Micro Matic's Dispense Institute to obtain the knowledge needed to install, service, and clean the draft lines in the brewery. While continuing to refine his skills, Ryan volunteered to brew at local craft breweries to increase his knowledge of larger systems and requirements.

Samantha Lair, co-founder, has over 22 years of experience successfully operating various Human Resource and Training/Safety Departments in the industrial sector. Proficient in a range of computer applications, she is also well-developed in communication and customer service settings. Samantha will oversee front of house operations and will do this using her extensive knowledge in Human Resources, training, safety, and Standard Operating Procedures (SOP) in the industrial environment and adherence to OSHA standards. Samantha is currently the front of house manager for a successful distillery and brewery.

Proposed Financing/Offering

Demolition Brewing Company is currently working on completing the due diligence for opening a craft brewery in the Lake of the Ozarks area and eagerly anticipates pursuing this business venture. The brewery recognizes an opportunity and understands what determines success in the craft beer segment. However, additional capital will be needed to finance this business opportunity. Demolition Brewing Company estimates that it needs approximately $1,000,000 in capital investment to successfully open and operate the brewery. These funds will come from an SBA 7a guaranteed loan, brewery financers, friends, family, and angel investors.

2.0 MARKET ANALYSIS

2.1 Industry

U.S Beer Industry

Overall, U.S. beer volume sales were up 1% in 2021, while craft brewer volume sales grew 8%, raising small and independent brewers' share of the U.S. beer market by volume to 13.1%.

Retail dollar sales of craft increased 21%, to $26.8 billion, and now account for just under 27% of the $100 billion U.S. beer market (previously $94 billion). The primary reason for the larger dollar sales increase was the shift back in beer volume to bars and restaurants from packaged sales.

Craft Beer Industry

Craft beer may be viewed as more of a consumer discretionary good than traditional domestic brews and may be substituted for less expensive brands during an economic downturn. However, the craft beer segment has experienced positive growth, even in recessions taking place. Demolition Brewing Company will embody the niche player in the fast-growing craft segment.

- Threat of Substitutes: Craft beer drinkers enjoy trying new products, prices being comparable, and switching costs are low. The threat of substitutes is high. As mentioned, wine and spirits recently have been taking market share from the overall beer industry but not the craft segment.

- Internal Rivalry: There is exponential growth in the craft beer segment. Switching costs are low and the competition is immensely diversified with greater product differences than domestic brewers. While there is high brand loyalty, it is less than the domestic industry. Fixed storage costs can be high for regional brewers with intermittent overcapacity due to higher beer consumption in the summer months. As small craft breweries fail, there is less concentration within this market, and very low concentration in the Lake of the Ozarks area.

- Threat of New Entrants: Because craft breweries are distinguished by differentiation, economies of scale are less crucial to achieving profitability. Substantial differences exist between brands, unlike the domestic beer industry. An initial capital investment in equipment is required to enter the industry, and access to distribution can be very competitive, especially when smaller brewers must compete for space with larger brewers. Competitors' retaliation is expected to be low due to the differentiation of products, but domestic brewers are attempting to enter the craft beer industry. Other entry barriers include getting tap and shelf space, as well as forming beneficial relationships with distributors and suppliers. The industry learning curve also represents a threat to entry.

Missouri Beer Industry

Demolition Brewing Company will face some unique challenges that can also be a great advantage. LOTO is a very tourist driven area in the late spring to late fall. This area bringing in over 5 million people every year. Many of these visitors enjoy the multitude of "Party Bars" with swimming pool bars and other attractions. While we will host a plethora of events to take advantage of this trend, we will also strive to be an oddity for the people who wish to sit and enjoy a delicious craft beer in Missouri. In addition, the state has a three-tier policy in which no alcohol may be sold directly from the producer to the retailer. All beer must go through a distributor, which gives distribution companies in the area a great deal of power. Traditionally, most retailers have little say in which beers are put on tap and are subject to the decisions of the distributors.

Demolition Brewing Company has taken these obstacles into consideration and has developed a plan to overcome them. Demolition Brewing Company will have the ability to can their own beer on premises to allow for offsite consumption. As the brewery grows, we will increase the scope of on-premises sales and distribution. Demolition Brewing Company will strive to be a destination location for locals and tourists alike. Demolition Brewing will have an on-site officiant for weddings, options for receptions, and the ability to design a beer for your event.

2.2 Customer

The Demolition Brewing Company's target customers are represented by three distinct groups: distributors, retailers, and end-consumers.

1. The end-consumer will represent our most important customer. These customers will determine the demand for our product. The target customer will consist of on-premises and off-premises categories. On-premises consumers are generally between the ages of 21 and 27, and typically purchase draft beer at bars and restaurants. Because draft beer is consumed in a glass rather than a branded package, research shows that taste and quality are of greater concern than brand or image for on-premises consumers.

    Off-premises customers are usually between the ages of 21 and 45. These consumers purchase their beer in a branded package for consumption at home or at social events, such as picnics or potlucks. Packaged beer makes both brand and image more identifiable during consumption, so image becomes more important than taste or quality. Research has shown that overall, craft beer consumers are most concerned with high quality, consistently good taste, and a favorable image that is projected on the consumer.

2. The brewery further segments its retail customers as on-site consumption vendors (bars and restaurants) and grocery vendors (grocery, markets, and convenience stores). The customer profile of the initial on-site consumption vendors will be bars and restaurants already recognized for their existing beer selection. Similarly, Demolition Brewing Company will also target grocery vendors that carry a diverse craft beer selection. These locations will provide greater access to the end-consumer.

3. Distributors are crucial customers for the brewery. The state's mandated three-tier distribution system requires Demolition Brewing Company to acquire a certified distributor to transport beer. The brewery prefers to find a distributor that serves multiple regional markets and carries few craft products, which would lead to greater exposure and less competition for tap handles and shelf space.

3.0 COMPETITION

With only a few craft breweries within 30 miles of the Lake of the Ozark Area, the largest competition will be the bars and restaurants currently frequented by tourists and locals. While we plan to make ourselves unique, we will also work with the other craft breweries to create a positive craft beer environment in the area.

Demolition Brewing Company will also compete with craft products released by large domestic brewers, import beers, and substitute products.

Large Domestic Breweries

In addition to existing competition from microbreweries in the craft segment, large breweries will provide additional sources of competition. Recognizing the success of the craft segment, large breweries are attempting to create a craft product. Previous efforts to compete in the craft segment have proven unsuccessful. A-B's first two attempts to enter this market were the disguised Red Wolf and Elk Mountain. These two brands have had a limited impact on the craft segment and are only distributed in a limited number of locations. The larger brewers have also provided capital for a share in smaller regional breweries that have struggled in the marketplace in recent years. Red Hook Brewery is a publicly traded brewing company in which A-B has 26% ownership. Miller created American Specialty & Craft Beer Co., a separate unit that provides capital and support to smaller breweries.

Imports

The off-premises U.S. import beer market was estimated at $8.5 billion. Imports hold 11.5% of the market share in the U.S. beer industry. In recent years, the growth of imported beers has slowed. Robert S. Weinberg, recognized for his extensive industry database states, "I think the best of import performance is behind them. The greatest competitive forces will come from the large brewers with distinctive products, brand recognition, history, and substantial marketing resources (i.e., Guinness, Heineken)."

Substitute Products

Substitute products such as wine and spirits will also exert competitive forces on the beer industry. Although the beer industry as a whole is losing market share to wine and spirits, growth in craft beer sales outpaced growth of the two.

4.0 THE COMPANY

Demolition Brewing Company represents a craft brewery dedicated to providing quality handcrafted beer to the Lake area. The brewery will focus on providing great beer that meets customer needs and expectations. By delivering quality beer and customer responsiveness, Demolition Brewing Company plans to generate customer loyalty and brand recognition.

4.1 The Products

Demolition Brewing Company maintains a simple product philosophy:

"Brew quality handcrafted beer and enjoy life."

The brewery recognizes that strong beer brands and logos will support our product philosophy and strengthen the company's customer loyalty. By creating brands and labels that represent local recreation areas, festivals, and monuments, Demolition Brewing Company will make a personal connection with its regional consumer. This local appeal will enhance customer loyalty and brand recognition.

The beer brand names of Demolition Brewing Company will be chosen to provide a regional connotation and appeal to the local consumer, while also attracting the attention of customers unfamiliar with the area. Names will also be chosen as a link to the long military carrier of the owner and our veteran customers.

Demolition Brewing Company will strive to develop brands and labels that possess an eye-catching, distinguished identity. The company will offer a product that is uniquely packaged and appeals to all beer drinkers.

To satisfy the disparities in consumer preferences, Demolition Brewing Company will provide a diverse product line consisting of our flagship flavors and seasonal offerings. The brewery will also brew both ales and lagers to meet the differences in consumer preferences. In a region where beer consumption has historically been dominated by domestic lagers, offering lager style beers is important for our initial market entry. However, the brewery feels it is important to offer full-bodied ales for customers looking for a little more from their beer.

Packaging

The brewery eventually intends to distribute its product in innovative 4 packs of 16-ounce cans.
Canning our craft beer has been chosen for the following reasons:

- Currently owned single canner will allow for to go canning for the customer on demand as well as limited on site cooler selections for take home.

- Canning will potentially reduce packing cost by as much as 40%.
- Cans support our image of social responsibility and an active lifestyle.

- Cans better protect beer.

The most obvious concern regarding cans relates to the market's perception of canned craft product. However, some craft and premium import breweries are overcoming these perceptions. For example, Oskar Blues Brewing in Lyons, Colorado has leveraged cans to grow its operations from 760 barrels to over 4,000 barrels - making it one of the fastest growing breweries in the U.S. Similarly, import products such as Heineken and Guinness have had similar success with their canned products.

4.2 Product Benefits

The benefits of Demolition Brewing Companies' hand-crafted brews and local distribution are as follows:

- Our selection is brewed locally to provide our customer with a fresh, quality beer.
- Locals will have access to a regionally brewed beer with a prestigious but local image.
- We have a commitment to continuous improvement of its brewing process.
- We will work with the community to support their events.
- We will strive to create consumer demand that increases inventory turnover.
- We aim to have a quick reaction to meet consumer demand.
- Our brewery's flexible structure will adapt to meet the needs of its customers and be able to serve demand for locally brewed beer that maintains higher profit margins than domestic brews.

The brewery will provide more than great beer and enjoyment. Providing social responsibility and community support will be a priority for the company. The brewery will embrace the community and create a regional brewery the area can call its own.

4.3 Entry and Growth Strategy

Demolition Brewing Company must enter the market through the mandated three-tier distribution system. Nevertheless, we will strive to develop a pull style demand strategy through initial tap handles and marketing strategies. The Brewery will focus initially on acquiring tap handles in the LOTO area. Once the company has established a strong retail demand, 4 packs of innovative and unique 16-ounce cans will be released.

Demolition Brewing Company plans to target establishments that serve customers in the target audience. For example, the company will target neighborhood markets and upscale grocery stores before pursuing convenience stores. Similarly, Demolition beer first will be offered in local eating establishments before chain restaurants.

Because the brewery's strategy is local, controlled growth in our regional market is important. The brewery will strategically enter communities located along the lake.

During years one and two, Demolition Brewing Company plans to have a 700 barrel per year capacity and only market beer in kegs. Kegs sold by the glass in retail establishments expose the consumer to Demolition Brewing Company, which will eventually increase demand for the product, and end-consumers will begin requesting the beer to be packaged and sold in supermarkets and liquor stores. Also, producing kegs is less expensive and requires less capital initially than packaging the product. Starting in year three, additional assets will be acquired to allow the brewery to package the beer in cans for off-premises consumption.

5.0 MARKETING PLAN

5.1 Target Marketing Strategy

The craft brewing industry is defined by four distinct markets:

2. Brewpubs: at least 25% on-site consumption or to-go in small containers
3. Regional Breweries: 15,000 < barrels produced annually.
4. Microbreweries: barrels < 15,000 annually
5. Contract Breweries: does not brew its own beer but markets and sells beer brewed to its specifications at an existing brewery.

Micro and regional breweries captured the greatest growth in the craft segment with 7.0% and 8.3% respectively. Demolition Brewing Company plans to establish itself as a microbrewery serving the local community with fresh handmade craft beer.

Demolition Brewing Company's highly motivated and capable sales force will actively work with distributors to meet their needs and get the brewery's product on tap and on the shelf.

Initially, Demolition Brewing Company will reach consumers by sponsoring special promotions and events. For example, the brewery will give away brewery merchandise (caps, shirts, glassware, etc.) at local bars on the first night the bar carries the brewery's beer on tap. The brewery will also provide promotional materials and develop customer relationships by hosting and supporting local events (fundraisers, pub crawls, etc.). As Demolition Brewing Company grows, we will offer our location for events (weddings, showers, reunions, etc.) and offer special brews in cans and labels to celebrate the event. The brewery will increase local support and customer loyalty by establishing relationships with consumers and other local business and community organizations. Demolition Brewing Company does not plan to rely solely on distributors to increase demand for the product.

5.2 Product Strategy

Demolition Brewing Company will deliver quality beer in kegs and cans. The brewery will also work with distributors to provide point of sale marketing materials and the opportunity to provide customer feedback. Other breweries provide point of sale marketing materials but no opportunity for customer feedback.

Demolition Brewing Company will focus on quality, innovation, efficiency, and customer responsiveness to create a competitive advantage. Together, these elements establish a competitive advantage for Demolition Brewing Company's focused differentiation strategy:

- Quality: In addition to brewing a quality beer with the finest ingredients, the brewery, workforce, and all product materials (apparel, marketing materials) will also operate on quality first principles. This will provide a quality and unique product at a fair price to create brand recognition and customer loyalty throughout the LOTO region.

- Efficiency: Demolition Brewing Company will create a lean production system due to initial capital constraints. A canning system will provide greater cost efficiency than a bottling process. Management will focus on improving the cash conversion cycle and an aggressive accounts receivable system and inventory policy. Demolition Brewing Company will also strive for an efficient supply and distribution system. Efficiency provides flexibility and the ability to easily adapt to change.

- Innovation: By establishing a fun, friendly atmosphere with a motivated and engaged work force, a unique and innovative organizational culture will be created. Demolition Brewing Company will create brand recognition. Brewery owners around the country have stressed the importance of fun, unusual, and catchy product names, and labels. Demolition Brewing Company's creative staff will combine its desirable image with original and unique recipes to develop customer loyalty and recognition. Once passionate followers have cut their teeth on the brewery's flagship products, new and innovative recipes will continue to be produced. To develop loyalty with suppliers, the brewery will implement creative solutions associated with supply chain management.

- Customer Responsiveness: Demolition Brewing Company will provide personal attention to customers, creating intimacy and customer loyalty. Due to the proximity of the company to its customers, it will be easier for the brewery to collect input on its consumers' wants and needs, which will give it an advantage over many of its competitors. The workforce will demonstrate passion for the product and genuine concern for supplier and customer needs. The brewery will also establish strong relationships with distributors and suppliers by valuing the customer's input regarding improvement and satisfaction of products and services. We will include point of sale information booklet on the bottom of every 4 pack of 16-ounce cans. The information booklet will provide the following: 1) About Us, 2) Quality of the beer, 3) Company Philosophy, and 4) Feedback.

The founders understand that metrics are critical to success of the business. As the management gains industry experience and prepares to launch the business, the focus will be on developing metrics for each element of the competitive advantage. For example, Demolition Brewing Company will develop quality metrics for all ingredients and batches of beers and ensure the product and raw materials meet these metrics. Likewise, metrics will be set for efficiency, innovation, and customer responsiveness.

5.3 Pricing Strategy

Demolition Brewing Company will deliver a quality product and will ask a premium price. Demolition Brewing Company will charge $6.00 a glass, and $12 to $25 per flight of 4-ounce pours depending on the gravity and number of beers in the flight. Demolition Brewing Company's kegs will retail for $125. The 4 pack of 16-ounce cans will retail for $8.99. The distributor's margin is approximately 24-26% and the retailer's margin is approximately 33%. This price is slightly above the price of the other imported and canned beer offerings.

Other breweries have successfully received customer support for a high-priced product. One of the fastest growing breweries, Dogfish Head Brewery, sells 4 packs of 12-ounce bottles for up to $12.99 and cases of its specialty beers for $100-$120. On a lesser scale, Big Sky Brewing Company, the largest and fastest growing brewery in Montana, out prices its closest competition, Bayern Brewing Company, by nearly $2.00 a six pack. Dale's Pale Ale, a craft beer from Lyons Colorado, retails for $9.99 per six-pack of cans.

The brewery will use only the finest ingredients and quality processes. A higher retail price will provide the customer with the perception that they are paying for the quality they will receive. In addition, this will also allow the brewery to increase margins and retained earnings.

5.4 Distribution Strategy

The two potential distributors for Central Missouri are as follows:

1. Grellner Sales and Service INC: Carries Miller/Coors products, craft beer to include Missouri brewers Public House, Mothers, and Boulevard Brewing Co.

2. Scheppers Distributing: Carries AB Bev products, Missouri and National Craft Beer, seltzers and as well as wine and spirts.

Demolition Brewing Company's first choice for distribution will be Grellner. The brewery feels its products will receive greater attention with Grellner because they carry fewer craft products than the other distributors. Grellner also has local office with warehousing and sales staff in the LOTO area.

The brewery will develop and engaged sales staff that will establish working relationships with the distributors. Initially, Ryan Lair will handle sales and work to establish a relationship with this distributor. Having the founder of the brewery work with the distributor will highlight the brewery's recognized commitment to the relationship, which will be difficult for the larger regional competition to match.

As the company grows, it will look to add distributors. Demolition Brewing Company will consider all distribution options before engaging in new relationships.

5.5 Advertising and Promotion

Demolition Brewing Company plans to commit minimal financial resources to advertising. Nevertheless, the brewery will invest resources and energy into promotions of the brand and brewery.

1. Promotional events and festivals: Demolition Brewing Company will support the community. The company plans to contribute 1% of net profit in the first year of operation. In addition, the brewery plans to sponsor organizations, teams, and festivals in the community. For example, fishing tournaments, and boat races represent events that would be actively supported. Demolition Brewing Company intends to be present at fun, energetic local events. It is important that consumers associate Demolition with fun and energy.

2. Brewery Apparel: Demolition Brewing will sell a diverse collection of brewery merchandise. These items will provide the opportunity for alternative marketing. The items will include but are

not limited to t-shirts, sweatshirts, fleeces, stickers, silicone pints. To uphold an image of product quality, the brewery will seek partnerships with quality brands for our higher priced items.

3. Public Relations: As an inexpensive method to market the product, Demolition Brewing Company will seek a relationship with the press and media. In the first year, the brewery will send press releases to local newspapers recognizing events and achievements of the brewery. As the brewery grows and gains recognition the organization will pursue a larger audience and bigger names. For example, the brewery will pursue Lake of the Ozark publications and the Hop Passport.

4. E-letters: The brewery will create e-letters that will be distributed to our customer base (end consumers, distributors, restaurants) via email. The e-letter will focus on educating and informing customers. The newsletter will provide the following:
   a. Happenings at the brewery: new products, new venues stores, retail outlets
   b. Things you did not know about our beer: For example, where the hops come from why we use the malt we use.
   c. A detailed calendar of upcoming events: Shows, concerts, opening/closing of hunting/fishing season, festivals, etc.

5. Website: The website will host information and educate our customers about our organization and product. The website will provide the following:
   a. About Us: Our story and history.
   b. Our Brews: The beer we sell, style, ingredients, special features, symbolism of brand.
   c. The Craft: An introduction to the brewing process, and quality of our handcrafted beer.
   d. Customer profiles: Who is drinking our beer, customer testimonials, and customers' greatest Demolition experiences.
   e. Distribution: Where can you find our products?
   f. Local recreation reports: Demolition Brewing Company plans to partner with local pro-shops, and outdoor stores to develop local recreation reports on its webpage. In return, these partners will recognize the company brand on their corresponding websites. The website will house brand and partnership links to these websites.

5.6 Sales Strategy

Founder Ryan Lair will handle sales in year one. Although he will negotiate the sales with distributors, the brewery strives to have all brewery employees versed at selling the product. For example, some of the most important sales may come from Demolition employees selling the product to their friends and family. Furthermore, the social network of each employee may provide opportunities to cater to specific customers that may have a personal relationship with a member of the staff. As Demolition Brewing Company grows, it will hire another sales/marketing director to manage the existing relationships and develop new leads.

5.7 Sales Forecast

Demolition Brewing Company anticipates sustained growth in the first five years. The company recognizes it will take time to generate demand for a new local craft beer. As central Missouri and the LOTO area experiences greater demand for craft products and Demolition expands its distribution, sales will grow at an increased rate.

6.0 OPERATIONS PLAN

6.1 Operational Strategy

Demolition Brewing Company's operations will focus on quality and efficiency. Because the brewery focuses on quality, everything from the brewing equipment to ingredients will be the best of the best.

The brewery intends to purchase a large warehouse or former restaurant for the brewery's location. The brewery has been working with a local real-estate agent to find an appropriate location at a reasonable price.

The efficiency of the product will be increased due to our proximity to our customer base. Demolition Brewing Company will strive to only grow to regional scale to maintain this efficiency. Being located close to its customer will allow the brewery to keep wholesale prices high because the distributor will not be absorbing a large transportation cost.

The brewery will strive for a near just in time (JIT) inventory system. Demolition Brewing Company will work with Midwest hops and Malt producers as well as Hops produces from the pacific northwest, the largest hops producing location in the United States. The proximity of supplies inconveniences the brewery and decreases its ability to maintain a true JIT inventory system. By understanding customer and resource demands of the brewery, the organization will continually work to improve its inventory management system.

6.2 Scope of Operations

All beer production will occur in-house to ensure quality. The brewing, packaging, and distribution process will operate under a "continuous improvement" philosophy. Demolition Brewing Company's employees will be trained to continually look for innovative ways to improve production and efficiency while maintaining a high-level of quality. The brewery will also continually benchmark its production with other successful breweries.

In addition to the production process, the sales staff will also focus on new, innovative ways to bring the beer to market. This will include strengthening relationships with existing distributors or new, innovative promotional opportunities.

7.0 DEVELOPMENT PLAN

Demolition Brewing Company has conducted research on the industry and has crafted a strategy for future success. The brewery has created a logo and identified beer brands and styles for its market area and has also identified distributors and suppliers. The founders are creating test batches of beer and developing various beer recipes for its established brands.

Before the brewery can begin operation, it must fulfill its financial requirements. Once the initial capital needs have been received, the brewery will move forward. The development of the brewery will primarily focus on 3 stages of production.

1. Raise Capital
2. Construct brewery

3. Hire staff and begin production.

8.0 TEAM

Ryan Lair, founder, entered the Iowa National Guard as an Infantryman in March of 1993, later transferring to active duty. In 1997 Ryan changed his Military Occupational Specialties (MOS) to become an Explosive Ordnance Disposal Technician. Ryan continued to serve in this MOS until August of 2019 when he retired from the Army after over 26 years of decorated Army service and multiple combat deployments to both Iraq and Afghanistan. After home brewing Ryan decided to pursue a dream of owning a craft brewery and became a graduate of The Brewing and Distilling Center's Professional Brewing/Distilling Technology Certificate Program in 2021. While continue to refine his skills Ryan volunteered to brew at local craft breweries to increase his knowledge of larger systems and requirements.

Samantha Lair, co-founder, bad-ass wife! Samantha Lair, co-founder, has over 22 years of experience successfully operating various Human Resource and Training/Safety Departments in the industrial sector. Proficient in a range of computer applications. Well-developed communication and customer service skills. Samantha will oversee front of house operations. She will do this using her extensive knowledge in Human Resources, training, safety, and Standard Operating Procedures (SOP) in the industrial environment.

In addition to this management team, Demolition Brewing Company will develop a training and cross training program to increase versatility. This will increase organizational productivity and flexibility. Specific job descriptions include:

- Sales Force: Ryan will apply his passion for the product and skill in persuasion to handle sales for Demolition Brewing Company while also working as the brewery's CEO. As the brewery grows, more sales personnel will be hired.

- Brew Master: As a graduate of The Brewing and Distilling Center's Professional Brewing/Distilling Technology Certificate Program, Ryan will serve as the head brewer.

- Brewer's Assistant: Demolition Brewing Company will strive to build and fill this position from with in the team. With a fun and energetic atmosphere of education in the beer process we will encourage our staff to want to progress in the business.

- Bookkeeper/Accountant/Office manager: Demolition Brewing Company plans to hire a person/firm to handle this position so that they can stay focused on brewing the best beer possible for the Lake of the Ozarks consumer.

- Tap Room: Pouring beers will not represent this individual's primary function. More importantly, this employee will effectively leverage their excellent people skills to develop relationships with consumers who visit the tap room and increase brand awareness.

9.0 CRITICAL RISKS

9.1 Market Interest and Growth Potential

The beer drinkers of the region are not receptive to a full-bodied beer. This section of the United States is commonly referred to as the "craft beer desert. However, recent research suggests this trend is changing and this region is becoming more receptive to craft beer. Some of Demolition Brewing Company's beers will focus on smoother tasting lighter beers, and bolder beers for the more adventuresome. The brewery will initially push tap handles for lighter products and constantly work to educate the customer.

9.2 Power of Suppliers

The limited number of suppliers can ruin inventory control and business margins. Although few suppliers exist, most of these suppliers are accustomed to working with small startup craft breweries and allow small orders to convenience their customers. The brewery will monitor inventory to increase turnover efficiency and work with various suppliers to achieve better margins.

9.3 Change in Consumer Demand

Those that are fond of alcoholic beverages have switched from beer to wine and spirits. Beer has been a popular alcoholic beverage for the last 10,000 years, and it will continue to be a popular beverage. The spirit industry is rising from an all-time low market share. In addition, while the large domestic brewers are losing market share, the craft brewers continue to gain market share.

9.4 Perception of Canned Product

Consumers will not respond to craft beer in a can. The brewery understands the risk associated with the market's perception of a canned craft beer. To decrease this risk and test this unique and efficient packing option, the brewery plans can on a manual canning system. If the market negatively responds to a canned product the brewery will adapt its packaging strategy to meet these consumer demands.

10.0 OFFERING

The Demolition Brewing Company is currently working on completing the due diligence for opening a craft brewery in Central Missouri and eagerly anticipates pursuing this business venture. The brewery recognizes an opportunity and understands what determines success in the craft beer segment. However, additional capital will be needed to finance this business opportunity. Demolition Brewing Company estimates that it needs approximately $1,000,000 in capital investment to successfully open and operate the brewery. These funds will come from an SBA guaranteed loan, from friends and family, and from angel investors.

11.0 FINANCIAL PLAN

Demolition Brewing Company's financial plan is based on a capacity of 675 barrels in years one and two, and 800 barrels in years three through five. During years one and two, the company will generate revenue from the production of wholesale beer, or kegs of beer, taproom sales, and some merchandise sales. Years three through five represent the company's effort to earn revenue through sale of wholesale beer, canned beer, taproom sales, and merchandise sales, hosting events on site with special promotions and "Jockey Box" rentals with Demolition Brewing Company beer and support for consumer events.